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                                                                    Exhibit 99.2

Contact:
Lawrence H. N. Kinet
President and CEO
(848) 229-2222


                AKSYS EXPANDS PARTNERSHIP WITH TEIJIN IN JAPAN


Lincolnshire, IL, June 22, 1999 -- Aksys, Ltd. (NASDAQ: AKSY), a pioneer in innovative dialysis systems, today announced an expanded relationship with its strategic partner, Teijin Limited of Osaka, Japan. Under the terms of a new agreement, Teijin has paid $14 million to Aksys, and committed to a royalty payment, in order to obtain the license to manufacture and sell the PHD(TM) System in Japan. The proceeds from this transaction will help assure that Aksys has sufficient capital to guide the PHD System through the regulatory processes in both the U.S. and Europe, and to complete development of a system which meets the requirements of the Japanese market.

This agreement follows by 17 months the initial agreement between Aksys and Teijin under which Teijin purchased approximately 500,000 shares of Aksys stock and agreed to share development costs related to product registration and regulatory approval of the PHD System in Japan.

Lawrence H.N. Kinet, President and Chief Executive Officer, said "Since finalizing our initial agreement in early 1998, we have found Teijin's support to be invaluable -- not only their expertise on issues related to the Japanese marketplace, but also their engineering capabilities. We are delighted with Teijin's interest in expanding our relationship to include a licensing agreement for the development, manufacture and sale of the PHD System in Japan."

Mr. Kinet added, "We will work closely with Teijin and its engineering staff to develop a PHD System suited for Japan as well as other major global dialysis markets. Improvements made in this system will also allow us to improve the reliability, performance and cost of the PHD System we plan to market in the U.S. and Europe."

Mr. Toshimitsu Ishikawa, Managing Director, General Manager, Medical and Pharmaceutical Group of Teijin Limited, said, "Since establishing our partnership 17 months ago, we have been impressed with the technology incorporated in the PHD System and Aksys' engineering staff. We look forward to a PHD System, developed by both Teijin and Aksys engineers, which will make daily home hemodialysis a reality in Japan."

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Aksys, Ltd. is developing hemodialysis products and services for patients suffering from kidney failure. The Company's lead product in development, the PHD(TM) System, is a next generation hemodialysis system designed to improve clinical outcomes of patients and reduce mortality, morbidity and the associated high cost of patient care. Further information is available on Aksys' website: www.aksys.com.

This press release contains forward-looking statements that involve a number of risks and uncertainties. The Company's actual results could differ materially from the results identified or implied in any forward-looking statement and these statements are based on the Company's views as of the date they are made with respect to future events. Factors that could cause such a difference include, but are not limited to, risks related to the failure to meet development and manufacturing milestones on a timely basis, changes in GMP requirements, changing market conditions, and risks related to the regulatory approval process. Regulatory risks include whether and when the Company will obtain final approval of an Investigational Device Exemption (IDE), the timing, scope and results of the Company's clinical trials, and whether and when the Company will obtain clearance from the FDA of a 510(K) pre-market notification and what additional clinical and other data the Company might have to obtain in connection with seeking such clearance.

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